UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011
Commission File Number 0-30314

BONTAN CORPORATION INC.
(Translation of registrant’s name into English)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

NEWS RELEASE

BONTAN PROVIDES UPDATES ON SHALDIELI DISPUTE

Toronto, Ontario, January 26, 2011 – Bontan Corporation Inc. (OTCBB: BNTNF) reports on the following events:

1.           Israel Supreme Court Ruling on Bontan’s Temporary Injunction Application.

On January 20, 2011, the Israeli Supreme Court affirmed the prior decision of the Economic Division of the Tel Aviv Jaffa District Court not to prevent the holding of a shareholders’ meeting of Shaldieli Ltd., an Israeli shell public company (“Shaldieli”), originally scheduled for January 17, 2011 (now rescheduled to February 10, 2011).  Shaldieli called this meeting to approve a transaction in which the 50% interest in IPC Oil and Gas (Israel) Limited Partnership (“IPC Israel”) owned by Bontan’s 76.79%-owned Cayman Islands subsidiary, Israel Petroleum Company, Limited (“IPC Cayman”), would be transferred to Shaldieli and Shaldieli would issue 90% of its common equity to IPC Cayman.  IPC Israel is the registered owner with the Israel Petroleum Commissioner of a 13.609% working interest (the “Working Interest”) in the “Myra” and “Sara” Israeli government-issued licenses (the “Licenses”) to conduct marine oil and gas exploration in an approximately 310 square mile area of the Levantine Basin, about 40 km off the coast of Israel (the “Offshore Israel Project”).

Kam Shah, Bontan’s Chief Executive Officer, commented, “The initial court decisions ruled merely on our emergency application to stop the Shaldieli deal and its shareholders’ meeting.  On January 12, we filed our full complaint for a permanent injunction against the Shaldieli transaction and for other remedies.  Both the District and Supreme Courts made clear in their rulings that they were not ruling on the merits of our claim that the Shaldieli transaction requires our approval to proceed.”

Shah continued, “As we previously reported, Bontan, as the majority owner of IPC Cayman, believes that the Shaldieli transaction is subject to its approval.  Bontan has never given this approval and, in fact, has adopted a resolution voting its shares in IPC Cayman against proceeding with the transaction.  We still do not consider the proposed Shaldieli transaction beneficial to Bontan and its shareholders for, among other matters, the following reasons:

1. 10% of the Shaldieli shares are reserved for existing Shaldieli shareholders, without contribution of any funds to the capital of the business.  This will result in an unacceptable level of dilution of our interest that could exceed 20% if contemplated options are exercised.

2. Howard Cooper (ITC’s controlling shareholder and manager) will become chairman and president of Shaldieli without a vote or approval of Bontan, which will beneficially own a majority of the shares.

3. Upswing Capital Ltd, the promoter of Shaldieli, will receive a consultancy agreement under terms we have not reviewed and approved, and liquidated damages if the agreement is not signed in an amount of $2,500,000.
4. The transaction structure provides no proper safeguards to Bontan regarding future activities of Shaldieli and the Shaldieli board structure, whereas Mr. Cooper is promised a seat on the board.

5. Upswing will receive a payment of $750,000, plus the issuance of additional shares and warrants, which we believe is excessive.

6. We are concerned about the tax and securities law impact on Bontan and IPC Cayman, including the two-year lock-up period.

7. The Shaldieli transaction appears to involve numerous conflicts of interest and related party transactions with Howard Cooper and his affiliates, including, inter alia, issues concerning his remuneration, status as a director in Shaldieli, option rights (valued by Shaldieli at NIS8,692,309), yearly grants, right to a percentage of the profits of Shaldieli, etc.  We note that, given his personal conflicts of interest, Howard Cooper was not and is not qualified to negotiate, sign or approve the transaction in any manner.”

2.           Counterclaims by IPC Cayman and International Three Crown Petroleum LLC (“ITC”).

On January 23, 2011, IPC Cayman and ITC (the private company controlled by Howard Cooper) counterclaimed against Bontan for monetary damages and for an order cancelling Bontan’s shares in IPC Cayman (or requiring them to be transferred to IPC Cayman or to ITC).

Mr. Shah responded, “We do not believe these expected counterclaims are meritorious and will, of course, defend against them.  They are just the latest step in an ongoing effort by Mr. Cooper to enrich himself at the expense of Bontan's shareholders, despite our substantial cash contributions to IPC Cayman, and usurp total control over major IPC Cayman decisions, notwithstanding our explicit agreements to the contrary.  We are considering additional action to protect Bontan’s interests.  Needless to say, we are extremely disappointed with the actions of our manager, who owes a fiduciary duty to his shareholders.  We have gone to great lengths and efforts to help make this project a success.  Without Bontan’s cash infusions into IPC Cayman, there would be no deal at all.  Other than self-interests, self-dealing and greed, there is no compelling reason to seek a public listing for IPC Israel at this point, especially at the price being paid. Shaldieli is an empty shell with no money or assets.  Despite this, our manager, without the requisite shareholder consent, proposes to give the shareholders and principals, not to mention his lawyers and himself, options and stock exceeding 10% of the equity, plus considerable amounts of cash – all for no contribution.  We view this as outrageous.  As a company, we are always prepared to consider any fair proposal that would benefit our shareholders.  We will continue to protect our interests until the conclusion of all matters related to the project.”

Additional Information About the Offshore Israel Project

The rights in the Licenses for the Offshore Israel Project are held by a group consisting of IPC Israel, Emanuelle Energy Ltd, Modiin Energy Limited Partnership, Emanuelle Energy Oil and Gas Limited Partnership and other entities including the operator, GeoGlobal Resources (India) Inc.

Bontan’s indirect share of the Working Interest in the Licenses continues to be 5.23%.

About Bontan Corporation Inc.:

Bontan Corporation Inc. is an oil and gas exploration company that operates and invests in exploration prospects.  Through its subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions.  Bontan seeks to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information, contact Kam Shah, President and Chief Executive Officer of Bontan, at (416) 929-1806.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Bontan’s current views and assumptions about future events and financial performance.  Bontan cannot assure that future events or performance will occur.  Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements, include, but are not limited to:  the effect of economic and political developments in Israel and in the Mideast; the reliance on the working interest owners, as well as third-party consultants and contractors, to develop the Offshore Israel Project; the ability of IPC Cayman to raise sufficient capital to demonstrate to the Israeli Ministry of Natural Infrastructures adequate financial capability and to satisfy its obligations for the costs of drilling and development; the risk that the final interpretation of the seismic and other data may show or suggest, or that drilling may ultimately demonstrate, that either or both of the Licenses contain no, or noncommercial amounts of, hydrocarbons; the volatility in commodity prices for crude oil and natural gas; the presence or recoverability of estimated reserves; the potential unreliability or other effects of geological and geophysical analysis and interpretation; exploration and development, drilling and operating risks; competition for development of the Offshore Israel Project; environmental risks; government regulation or other action, including the potential change in tax and royalty provisions under active consideration by the Israeli government; potential disruption from terrorist activities or warfare in the region or at the Offshore Israel Project site; general economic conditions; limited market available in Israel for oil and gas that may be found in commercial quantities; other risks generally associated with the exploration and development of international offshore drilling projects in several thousand feet of water; and other risks identified by the press releases and securities filings of the other working interest owners in Israel and other jurisdictions in which such releases and filings are made. In light of the Israeli Supreme Court’s decision, Bontan cannot assure that ITC will not proceed to consummate the Shaldieli transaction in contravention of agreements with Bontan and Bontan’s vote against approving or proceeding with the transaction.  Bontan’s recent engagement of additional law firms, and further court efforts, including in defense of counterclaims from IPC Cayman and ITC, will entail the expenditure of significant funds and may not successfully protect Bontan’s indirect share of the Working Interest in the Offshore Israel Project as Bontan’s management intends.  Bontan assumes no obligation and expressly disclaims any duty to update the information in this News Release.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Dated: January 26, 2011

BONTAN CORPORATION INC.

By:   /S/
Kam Shah
Chief Exective Office